                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                                 March 29, 2007

                        Commission File Number: 000-30020

                           DELTA GALIL INDUSTRIES LTD.
                 (Translation of registrant's name into English)

           TEXTILE BUILDING, 2 KAUFMAN STREET, TEL AVIV 68012, ISRAEL
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X   Form 40-F
                                   -------          -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes           No     X
                                   -------      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto as Exhibit 99.1 is a press release dated March 29, 2006, relating to the Registrant's restructuring plan.

Exhibit 99.1 is hereby incorporated by reference into the Registration Statements on Form S-8 of the Registrant (registration Nos. 333-12608, 333-13716, 333-102247 and 333-138899).

                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                   DELTA GALIL INDUSTRIES LTD.
                                                   ---------------------------
                                                          (Registrant)


                                                   By:/s/ Miki Laxer
                                                      --------------------------
                                                      Name:   Miki Laxer
                                                      Title:  Controller

Date: March 29, 2007